EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                           24 April 2003

                             WPP GROUP PLC ("WPP")

          Kantar Media Research acquires stake in Marktest in Portugal


WPP announces that its wholly-owned operating division, Kantar Media Research ("KMR"), has acquired a 40% stake in the share capital of Marktest Investimentos, the Lisbon-based market research, media audience management and advertising investment planning group.

Founded in 1980, Marktest employs 210 people and had revenues of over 10 million euro for the year ended 31 December 2002 and net assets of 5 million euro as at the same date.

The remaining 60% of Marktest's share capital will remain owned by the current shareholders, who will continue to be responsible for the group's management.

The acquisition of Marktest reinforces KMR's ability to provide clients with integrated research techniques and continues WPP's strategy of strengthening its networks in important growth sectors and markets.

For further information, please contact:

Feona McEwan, WPP          44-20 7408 2204
www.wpp.com


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